

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

January 8, 2009

<u>**Via Facsimile and U.S. Mail**</u>

Andrew Dakos
Full Value Partners L.P.
Park 80 West
Plaza Two, Suite 750
Saddle Brook, NJ 07663

> Re: **Wilshire Enterprises, Inc.
> Preliminary Proxy Statement on Schedule 14A filed January 2, 2009
> by Full Value Partners L.P.
> File No. 5-32567**

Dear Mr. Dakos:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please revise the first page of the proxy statement to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

2.   Please file the form of proxy with your proxy statement. See Rule 14a-6(a). The form of proxy should be clearly marked "Preliminary Copy." See Rule 14a-6(e)(1). State on the

form of proxy in boldface type that it is being solicited on behalf of the insurgent group and not on behalf of the company's board of directors. See Rule 14a-4(a).   Also state in boldface type how a security holder may withhold authority to vote for any nominee. See Rule 14a-4(b)(2).

3.   You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

4.   Tell us why you have not included Bulldog Investors as a filing person on the Schedule 14A and as a participant in this solicitation. In this regard, we note that Bulldog was part of a group that jointly (along with Messrs. Dakos and Goldstein) filed beneficial ownership reports reflecting ownership of the shares in Wilshire Enterprises.

5.   In a separate section of the proxy statement, include a discussion of the background involvement of the participants with Wilshire, including any written or other contacts with representatives of the company. In this regard, we note the letters to Wilshire attached as exhibits to amended Schedules 13D, and the reference to meetings with company representatives contained therein. Your expanded discussion should address the failed merger agreement between Wilshire and NWJ Apartment Holdings, and how the failure of that merger factored into the participants' decision to undertake this solicitation.

6.   Amendment 13 to the Schedule 13D filed by Messrs Goldstein and Dakos and Bulldog Investors on January 5, 2009 references "litigation recently initiated by the issuer against certain affiliates of the filing persons," which has apparently caused certain members of the filing group to withdraw from the group. Please update the proxy statement to discuss and explain these events and their impact on your solicitation. The Schedule 13D/A should also be amended to specifically identify the members of the filing group that have withdrawn as a result of the litigation.

Introduction

How Proxies Will be Voted

7.   Describe the provisions of the company's governing instruments which you believe permit you to call a vote on your proposals at the annual meeting. Describe any steps you have taken to comply with these provisions, such as compliance with any applicable advance notice provisions.

8.   We refer you to disclosure under this heading in which you indicate that the GREEN proxy cards received confer authority to vote in favor of "any other matters that may come before the Meeting…" Such matters may include substantive matters for which discretionary authority may not be exercised and about which supplemental information would have to be disseminated. See Rule 14a-4(c). Please clarify that you will provide updated information if any such action occurs in advance of the meeting date and within a reasonable amount of time such that supplemental soliciting materials could be disseminated.

Voting Requirements

9.   You assert that abstentions and broker non-votes will have no effect on the approval of any matters presented for a vote because they "are not treated as votes cast." However, if abstentions and broker non-votes count toward a quorum for purposes of any of the matters to be voted upon, wouldn't they impact the vote? Please revise or advise.

10.   Where you discuss the votes needed to adopt the proposals or elect your nominees, include the percentage of shares controlled by participants that will be voted for them.

Revocation of Proxies

11.   Revise to indicate that a security holder who grants a proxy to you may also revoke by providing a later-dated proxy to the company, or (if true) by providing a notice of revocation to the company.

Proposal 1

12.   Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. For example, ensure that you completely describe each individual's business experience for the past five years. In this regard, the biographical information provided for Messrs. Hellerman and Samuels contains gaps or ambiguities regarding the time in the five-year business sketches provided. Please revise the disclosure accordingly.

13.   Please finalize the figures with respect to number of shares owned by the nominees.

Proposal 3

14.   Please sequentially number the proposals appearing on this page.

15.   We note that the proxy seeks to have shareholders vote for an amendment to the bylaws changing the number of directors on the Board from seven to nine. If approved, you disclose your intention to fill the vacancies with your nominees. It would appear that shareholders should be given the opportunity to vote on the amendment expanding the board from seven to nine separately from the election of two new directors. You may, if desired, and with appropriate disclosure, make the adoption of one proposal contingent upon the approval of another proposal, but your disclosure must clarify that stockholders have the ability to separately vote on each of two proposals. Revise to ensure that the proxy and form of proxy permit shareholders to vote separately on each matter. See Rule 14a-4(a)(3).

Participants

16.   Please revise to clarify <u>all</u> participants who are engaged in the solicitation. In this regard, you identify Full Value Partners L.P. as the soliciting stockholder. We remind you that all persons named in this section and nominees (including Mr. Hellerman), are deemed participants and persons engaged in the solicitation. Please revise the disclosure throughout the proxy statement, including the face page of the Schedule 14A above the heading "Name of Person(s) Filing Proxy Statement, if other than the Registrant," to indicate that the solicitation is also being made by each of the five nominees and Bulldog Investors, who are all deemed participants under the proxy rules. Refer to Instruction 3 to Item 4 of Schedule 14A for the definition of "participant" and to Rule 14a-101 for the disclosure required on the cover page of a proxy statement.

17.   Provide all of the information for each participant required by Item 5(b) of Schedule 14A. In this regard, it does not appear that all of the information specified in Items 5(b)(1)(iii)-(xii) has been provided for each participant.

Solicitation

18.   We refer you to Item 4(b)(1) of Schedule 14A. Revise to clarify the methods you will use to solicit proxies. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

19.   Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how

to access those materials. Refer to Release 34-56135 available at
http://www.sec.gov/rules/final/2007/34-56135.pdf.

20.   Please supplement your disclosure to specify the solicitation costs incurred to date. See Item 4(b)(4) of Schedule 14A.

21.   Explain your reference to a "bird in the hand liquidity event," since no transaction has been specifically identified. Also, given recent market conditions and depressed share prices, and the recent inability of a buyer for Wilshire to obtain financing to consummate a merger, expand your explanation of why you believe it is a good time to sell the company.

22.   Clarify the impact if this proposal is adopted. For example, since it appears to be a recommendation only, it would presumably not necessarily result in an actual transaction.

23.   Revise your disclosure to explain the term "liquidity event", the manner by which this would be accomplished if approved by shareholders, the anticipated timing of such an event and the positive and negative consequences of the intended event.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.
.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions